UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission file number: 001-39545

Orphazyme A/S

(Translation of registrant’s name into English)

Ole Maaløes Vej 3, DK-2200

Copenhagen N

Denmark

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File nos. 333-249407 and 333-255661) and Form F-3 (File no. 333-260283) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On November 4, 2021, Orphazyme A/S (the “Company”) entered into a U.S. At-the-Market Offering Program pursuant to a Sales Agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), under which the Company may issue and sell American Depositary Shares, each with a nominal value of DKK 1 per share (the “ADSs”), having an aggregate offering price of up to $50,000,000, each ADS representing one ordinary share of the Company, to be sold in the United States from time to time, in such share amounts and prices as the Company may specify by notice to Cowen in accordance with the terms and conditions set forth in the Sales Agreement (the “ATM Program”).

The offer and sale of the ADSs will be made pursuant to the Company’s effective shelf registration statement on Form F-3 and the related prospectus (File No. 333-260283) filed by the Company with the Securities and Exchange Commission (the “SEC”) on October 15, 2021 and declared effective by the SEC on October 22, 2021, as supplemented by a prospectus supplement (the “Prospectus Supplement”) dated November 4, 2021 and filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Sales Agreement, sales of ADSs, if any, may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on or through The Nasdaq Global Select Market, or any other existing trading market in the Unites States for the Company’s ADSs, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, or in any other method permitted by law. Under the Sales Agreement, the Company will set the parameters for the sale of shares, including the number of shares to be issued, the time period during which sales are requested to be made, limitations on the number of shares that may be sold in any one trading day and any minimum price below which sales may not be made.

The Company intends to use the net proceeds from the sale, if any, of the ADSs, together with its existing cash, to continue the regulatory approval process for and fund the commercial launch, if approved, of arimoclomol for the treatment of Niemann-Pick disease type C and for working capital and general corporate purposes.

The Company is not obligated to make any sales of the ADSs under the Sales Agreement. The offering of ADSs pursuant to the Sales Agreement will terminate upon the earliest of (a) the sale of all of the ADSs subject to the Sales Agreement and (b) the termination of the Sales Agreement by Cowen or the Company, as permitted therein.

The Company will pay Cowen a compensation equal to 3.0% of the gross proceeds of any ADSs sold under the Sales Agreement and has agreed to provide Cowen with customary indemnification and contribution rights.

The Company will also reimburse Cowen for certain specified expenses in connection with entering into the Sales Agreement. The Sales Agreement contains customary representations and warranties and conditions to the sale of the ADSs pursuant thereto.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference. The legal opinion of Gorrissen Federspiel Advokatpartnerselskab relating to the ordinary shares underlying the ADSs being offered pursuant to the Sales Agreement is filed as Exhibit 5.1 to this Report on Form 6-K.

This Report on Form 6-K shall not constitute an offer to sell, or the solicitation of an offer to buy, the ADSs discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

RISK FACTORS

The following risk factor should be read in conjunction with, and amends and supplements, those included in the Annual Report on Form 20-F filed by Orphazyme A/S (the “Company”) on March 2, 2021 (the “Form 20-F”) and in the Company’s Form 6-K filed on June 11, 2021. Investing in the Company’s American Depositary Shares representing its ordinary shares (“ADSs”) and its ordinary shares involves a high degree of risk. You should carefully consider the risk described below, and all other information contained in or incorporated by reference in the Form 20-F, before making an investment decision regarding the company’s securities. The terms “we,” “us” and “our” refer to the Company.

As we have focused our efforts on the development of arimoclomol, we are currently highly dependent on obtaining and maintaining regulatory approval for arimoclomol and the potential success of this one product candidate.

To date, we have focused substantially all of our efforts on the development of arimoclomol. We are currently conducting preclinical studies and clinical trials based on the arimoclomol molecule. In September 2020, the FDA accepted our NDA for arimoclomol for NPC with priority review and set a target action date of March 17, 2021 under the PDUFA to complete its review of our NDA. On September 24, 2020, we received a filing communication from the FDA in connection with our NDA for arimoclomol for the treatment of NPC in which the FDA summarized six potential review issues, including the FDA’s continuing evaluation of the integrity of data from our Phase 2/3 trial for NPC; the effect of the high degree of concomitant miglustat use in our Phase 2/3 trial for NPC on its ability to determine the of safety and efficacy of arimoclomol which could have potential implications for labeling/recommended dosing and post-marketing studies; the proposed primary hypothetical treatment effect used in our Phase 2/3 trial for NPC to estimate the treatment benefit effect; the meaningfulness of one metric utilized to evaluate patient progress in our Phase 2/3 trial for NPC; a potential QT safety signal; and differences among the formulations of arimoclomol used in our Phase 2/3 trial of NPC as compared to the formulation of arimoclomol to be marketed. The filing communication constituted preliminary notice from the FDA of potential review issues as part of its ordinary course review of our NDA and was not necessarily indicative of deficiencies identified during the review. On December 27, 2020, we were notified by FDA that the PDUFA target action date for our NDA had been extended by three months, to June 17, 2021. On June 17, 2021, the FDA issued a Complete Response Letter, or CRL, from the FDA following its review of the NDA. The FDA issued the CRL based on needing additional qualitative and quantitative evidence to further substantiate the validity and interpretation of the 5-domain NPC Clinical Severity Scale (NPCCSS) and, in particular, the swallow domain, in the context of the FDA’s preferred and recommended statistical approach. Further, the FDA noted in the CRL that additional data is needed to supplement confirmatory evidence beyond the single Phase 2/3 trial for NPC to address the weak and contradictory evidence, problematic hypothetical estimand and lack of statistical evidence on the 5-domain NPCCSS to support the benefit-risk assessment of the NDA. On October 13, 2021, the Company held a Type A meeting with the FDA to discuss the key topics in the CRL. The Type A meeting resulted in the following take-aways. Although the FDA stated that the additional rationale and reanalysis we presented to the FDA at this meeting were insufficient to address the deficiencies outlined in the CRL, the FDA recommended that we submit additional data, information and analyses in order to address the deficiencies noted in the CRL and engage in further interactions with the FDA to identify a pathway to resubmission of the NDA. With regard to the confirmatory evidence, the FDA recommended that we submit additional information, such as in vivo or PD biomarker data as well as PK data, that demonstrates arimoclomol target engagement and/or modulation of pathological processes relevant to NPC and assess the relationship between arimoclomol exposure and PD biomarker response. The FDA concurred with our proposal to remove the cognition domain from the NPCCSS endpoint, with the result that the primary endpoint is permitted to be recalculated using the 4-domain NPCCSS, subject to the submission of additional requested information, including performance-based validity evidence for selected domains inclusive of ambulation, speech and fine motor skills. The FDA did not agree with our proposal to rescore the swallow domain because, in the FDA’s view, our submission lacked previously requested evidence, protocols and supporting materials to establish how the scores were initially assigned, and the FDA has requested additional information for consideration, such as documentation related to clarity and standardization in collection of patient experience data. The FDA has also requested additional information to discuss our proposal to use a while-on-treatment estimand of the log transformed ratio to address the timing of both the treatment comparison and potential intercurrent events. We intend to work with the FDA to provide such information as requested by the FDA, but the FDA may still require us to conduct additional studies or clinical trials. We are considering the optimal path forward, which could entail a material extension of the time and cost required for resubmission of the NDA. We cannot assure you that the aforementioned issues or any additional issues that may arise in the course of subsequent discussions with the FDA will not result in a delay of any potential approval of arimoclomol for the treatment of NPC by the FDA or a determination by the FDA not to approve the product candidate for marketing in the United States. Further, as part of its review process, the FDA may request additional information and data, require us to make modifications to ongoing NPC-related clinical trials, manufacturing or other processes, run additional studies or clinical trials or incur significant additional expenditures in order to obtain such approval. If arimoclomol does not obtain approval for the indications we are currently exploring, we will have spent substantial time and financial resources without receiving a return on investment. As a result, if arimoclomol does not become a success, this will have a material adverse effect on our business, results of operations, cash flows, financial condition and/or prospects.

EXHIBIT LIST

Exhibit	Description
1.1	Sales Agreement, dated November 4, 2021, between Orphazyme A/S and Cowen and Company, LLC

5.1	Opinion of Gorrissen Federspiel Advokatpartnerselskab

23.1	Consent of Gorrissen Federspiel Advokatpartnerselskab (included in Exhibit 5.1)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orphazyme A/S

By:	/s/ Anders Vadsholt
Name: Anders Vadsholt
Title: Chief Financial Officer

Dated: November 4, 2021